EXHIBIT 12



                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND
                                          FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1997
                                          --------------------------------------------------
                                                         (Millions of dollars)


                                                            For the Nine                 Years Ended December 31,
                                                            Months Ended        -------------------------------------------
                                                         September 30, 1998     1997     1996      1995    1994(a)  1993(a)
                                                         ------------------     ----     ----      ----    -------  -------
Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-95.....................          $1,178    $3,514   $3,450    $1,201   $1,409   $1,392
Dividends from less than 50% owned companies
   more or (less) than equity in net income................              (3)     (11)       (4)        1       (1)     (8)
Minority interest in net income............................              43        68       72        54       44       17
Previously capitalized interest charged to
   income during the period................................              12        25       27        33       29       33
                                                                     ------    ------   ------    ------   ------   ------
        Total earnings.....................................           1,230     3,596    3,545     1,289    1,481    1,434
                                                                     ------    ------   ------    ------   ------   ------

Fixed charges:
   Items charged to income:
     Interest charges......................................             490       528      551       614      594      546
     Interest factor attributable to operating
          lease rentals....................................              68       112      129       110      118       91
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................              26        33       35        36       31        4
                                                                     ------    ------   ------    ------   ------   ------
        Total items charged to income......................             584       673      715       760      743      641

   Interest capitalized....................................              18        27       16        28       21       57
   Interest on ESOP debt guaranteed by Texaco Inc..........               3         7       10        14       14       14
                                                                     ------    ------   ------    ------   ------   ------
        Total fixed charges................................             605       707      741       802      778      712
                                                                     ------    ------   ------    ------   ------   ------

Earnings available for payment of fixed charges............          $1,814    $4,269   $4,260    $2,049   $2,224   $2,075
   (Total earnings + Total items charged to income)                  ======    ======   ======    ======   ======   ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            3.00      6.04     5.75      2.55     2.86     2.91
                                                                     ======    ======   ======    ======   ======   ======



(a)  Excludes discontinued operations.